Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated December 16, 2002

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on December 16, 2002, entitled "Statoil sells Navion to Teekay Shipping".

Statoil sells Navion to Teekay Shipping

Statoil ASA (OSE: STL, NYSE: STO) has sold its wholly-owned shipping company Navion ASA to Teekay Shipping Corporation (NYSE: TK).

`We are very pleased to have entered into this transaction with Teekay. I am confident that Navion, under Teekay`s ownership, will continue to deliver first class services to both Statoil and its other customers,` says Erling Øverland, executive vice president for Statoil`s Manufacturing & Marketing business area and chairman of Navion.

The net sales price is approximately USD 800 million (around NOK 6 billion) in cash. The effective date of the transaction will be 1 January 2003 and the closing is expected to occur in the second quarter of 2003 at the latest. Navion`s present board and president will continue until the closing.

`We achieved a fair price with Teekay - a company with a proven record in safety, service and quality, global reach and financial strength. Teekay has expressed a commitment to further develop the competent Navion organisation in Stavanger which will be the main operating office for Teekay in Norway,` adds Mr Øverland.

`We are proud to have been chosen as the long-term global shipping partner of Statoil,` says Bjørn Møller, president and chief executive officer of Teekay. `There is a great fit between Statoil and Teekay, both in terms of operating philosophy and growth ambitions. Navion complements Teekay`s existing business and enables us to expand our offer of services to our global customer base, for example, through Navion`s broader involvement in the product tanker trades.`

Navion is a Norwegian shipping company of a substantial international size. The company is the worldwide market leader within offshore loading and a leading regional conventional shipping company. With more than 20 years` experience in offshore loading, the company has developed cutting edge technology and concepts within this area. Navion operates a fleet of 26 shuttle tankers, two storage vessels, 12 crude tankers, nine product tankers and one gas carrier. Based in Stavanger, the company employs around 100 people.

Teekay Shipping Corporation is a leading provider of international crude and petroleum product transportation services through the world`s largest fleet of medium-sized oil tankers. With its operational headquarters in Vancouver, Canada and offices in 11 other countries, Teekay employs more than 4,100 seagoing and land-based staff around the world. The company has earned a reputation for safety and excellence in providing transportation services to oil companies worldwide.

For more information see www.statoil.com.

Further information from:

Media relations:
Wenche Skorge, +47 51 99 79 17 (office), +47 918 70741 (mobile).

Rannveig S Stangeland, +47 51 99 94 26 (office), +47 481 25978 (mobile).

Investor Relations:
Lars Troen Sørensen, +47 51 99 42 01 (office), +47 906 49144 (mobile).

Disclaimer
This release contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding the closing of the transaction with Teekay; exchange rate assumptions; price- and shipping rate assumptions; the future relationship between Statoil and Teekay; the future financial situation of Teekay and Statoil, are forward-looking statements. Forward-looking statements are sometimes, but not always, identified by such phrases as `will`, `expects`, `is expected to`, `should`, `may`, `is likely to`, `intends` and `believes`. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political stability and economic growth in relevant areas of the world; development and use of new technology; technical difficulties; the actions of competitors; the actions of partners and/or suppliers; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil`s business, is contained in Statoil`s Annual Report on Form 20-F filed with the US Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: December 16, 2002	By:	/S/ Inge. K. Hansen Inge K. Hansen Chief Financial Officer